Exhibit 99
Letter to Shareholders
First Quarter 2018

Coming off of a remarkable 2017, we continued that momentum in the opening quarter of 2018. Our growth rate of 23% net premiums written (NPW) at a sub 90 combined ratio (CR) sets us up nicely for the year and as we head into hail season. In addition to premium growth, we have had strong policies in force (PIF) growth of 14% and 30% in personal auto and Property, respectively.

This solid performance allowed us to pass a few new business milestones that are worth mentioning. We crossed the 25 million mark for Personal Lines vehicles insured and, in February, we reached 12 million auto PIFs. We accelerated from 11 million to 12 million auto PIFs in just eight months, which is the quickest we have ever added a million PIFs. As usual, we took a brief moment to celebrate these achievements and then we quickly got back to business.

In January, we elevated our new auto product model, that we refer to as 8.5, in our first state, Iowa. With this product version, we will offer more competitive rates to segments of customers with longer-term, stable prior insurance histories. More to come as we roll out the product to additional states.

We highlighted our acquisition model during the most recent quarterly Investor Relations Webcast, reiterating that we only spend on marketing when we believe it is an efficient use of our dollars. During the first quarter, we spent the most on media of any quarter in our history and generated the most Direct auto sales of any quarter. Our cost per sale was significantly below our “allowable” spend, or what we refer to as our “Target Acquisition Cost.” We rigorously test efficiency of individual media channels, and we continue to see strong performance at the channel level and feel confident with our increased spend.

We saw a significant increase in our sales in late February when the IRS released a significant number of refunds. Our Customer Relationship Management (CRM) organization was well-prepared and did an amazing job handling what turned out to be record numbers of quotes and applications over a very busy few days.

On the Property front, in January we announced to existing ASI customers that ASI's home product will now be called “Progressive Home.” This branding change is already live in our direct quoting platform. We have also begun making brand changes in agent quoting, policy servicing systems, and customer and agent communications.

We continue to enjoy strong Property sales growth in both distribution channels, with total new home and condo applications up nearly 60%, compared to the first quarter of 2017.

HomeQuote Explorer® (HQX), which is the online homeowner insurance shopping experience that we launched in March 2017, continues to drive year-over-year direct Robinsons (auto plus home) growth. We are pleased by the improved sales funnel HQX gives us. We are also continuing to leverage HQX in our television advertising with a new ad featuring Flo, her sister, and an illustrative screen shot of the application. In late February, we also incorporated HQX into our online bundled auto and home quoting experience starting with a small pilot. That pilot showed promising results both from systems quality and yield perspectives, allowing us to accelerate the rollout, reaching more than 25% of countrywide volume at the end of the first quarter.

Our auto retention data continues to be impressive. You might recall that in May of 2015, we talked at the Investor Relations meeting about the path to a 50% increase in auto policy life expectancy (PLE), or what we internally refer to as our “Path to 50.” We knew this was a lofty goal and would take some time to achieve. Nevertheless, we put a strong, multifunctional team together to design our approach to crack the proverbial retention nut. We are doing well on that path and are exceeding our internal targets. In fact, for the trailing 3-month period, auto PLE is more than halfway to the 50% goal, driven by even greater improvement in our Robinsons consumer segment.

Effective March 1st, we increased our ridesharing footprint by expanding our commercial auto and claims services to Uber subsidiaries to three additional states and moving our relationship beyond the pilot phase. We hope to continue to grow and expand with Uber while enhancing our value proposition.

Our direct marketing to small business owners continues to gain momentum. In 2017, we exceeded 1 million direct small business insurance (SBI) shoppers and, in the first quarter of this year, direct Commercial Lines saw more than 25% year-over-year new application growth. We expect the direct market for SBI to continue to expand and believe we are well positioned and are investing in its future.

We deployed our Smart Haul® usage-based insurance (UBI) program for Motor Carriers in the first quarter. Smart Haul penetration of eligible applications was 2%. Agent adoption of the program was slow and selective, as we anticipated, but the sales conversion rate was very high. We expect Smart Haul adoption rates to pick up from here based on the following:

•	strict enforcement of the mandate beginning April 1, 2018;

•	more operators will begin to have the three months of electronic logging device history to qualify for discounts greater than the 3% participation discount; and

•	we will begin offering Smart Haul in the direct channel during the second quarter 2018.

Our investments in digital transformation and customer centricity in our CRM organization are enabling a pivot from discrete transactions to personalized, ongoing dialogue in long-standing customer relationships. We deployed the first release of our new web servicing environment and added several capabilities in our mobile native app in order to meet our customer’s needs to service when, where, and how they choose. We also finished the implementation of our “Customer Relationship Assistant,” comprised of advanced models and insights that allow our Customer Care team to personalize each experience and pick up the conversation where it last left off.

Through March, we have collected over 60 million trips and 600 million miles of driving data via the Snapshot® mobile app. Since our countrywide rollout in September of 2017, for Direct customers choosing UBI, and who are eligible to select either the mobile app or the plug-in device, just over 60% of the time these customers are choosing the mobile app. This percent has been increasing over time. This data is assisting us in our continued development of a future mobile UBI algorithm. In addition, we have made significant progress lowering our UBI technology expenses, due in part to our mobile penetration. Efficiency will be our deep dive topic during our next Investor’s Webcast scheduled for May 3rd.

Market volatility returned in the first quarter with stocks rising quickly, then falling sharply to end the quarter down on the year. Bond prices also fell as interest rates moved higher. Although our high-quality, short-duration portfolio helped us mitigate risk, our portfolio still lost 0.3% with both our common stock and fixed-income portfolios contributing equally. We trimmed $350 million from our equity portfolio at quarter end to reduce our risk given elevated valuation levels and we feel well positioned to take advantage of market opportunities going forward.

On March 9th, we successfully launched a dual-tranche transaction to raise $1.1 billion of capital in the form of $600 million 30-year senior debt yielding 4.20% and $500 million cumulative perpetual serial preferred stock with an initial fixed dividend rate of 5.375%. The proceeds from the offerings are intended to be used to fund our continued growth and for other general corporate purposes.

As per our original plans for the acquisition of ARX Holding Corp., subsequent to the end of the first quarter, we paid $296 million to acquire additional shares of ARX and take our total ownership from 69.0% to 86.7%. Current and former senior management of ARX retains the remaining 13.3% of the outstanding stock. We expect they will “put” those remaining shares to Progressive in April of 2021, in accordance with the stockholders’ agreement.

We’re very excited with the momentum we have now with Progressive Home and the continued engagement of the core senior team at ARX. John Auer retired as CEO of ARX in early April 2018, but remains Chairman of the Board of ARX. Our Property General Manager, Dave Pratt, is now at the helm. Dave recently joined ARX after more than 26 years of experience across product R&D, marketing, and claims functions at Progressive.

As we have done each year since 2008, we have a contest to select employees to participate in the Opening Day ceremonies at Progressive Field. Over 200 winners, who submitted the best stories about helping our customers, enjoyed a visit to our home office and an event at the Rock and Roll Hall of Fame, and participated in holding the American flag during the National Anthem. As always, I’m amazed at the incredible talent we have and it’s always a pleasure to spend time on and off the field with our employees. The event was topped off with Cleveland beating Kansas City with a score of 3-2.

I often wrap up my letters thanking our employees. For this letter, I’d like to take a moment to also thank Glenn Renwick for his 30 plus years of service to Progressive, with his most recent role as Chairman of the Board. Glenn will retire after the May Annual Shareholders Meeting. It is with special thanks and gratitude that I commend Glenn for being a tremendous coach, mentor, and friend to many of us. The results we are enjoying are a tribute to both his leadership and positioning us to win in the right way over his many years as CEO. Cheers, Glenn.

/s/ Tricia
Tricia Griffith
President and Chief Executive Officer